UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        (Amendment and Restatement No. 1)

                          ALLIANCE ENTERTAINMENT CORP.
                    ----------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   018593 10 3
                    ----------------------------------------
                                 (CUSIP Number)

                         Wasserstein Perella Group, Inc.
                         31 West 52nd Street, 27th Floor
                          New York, New York 10019-6163
                       Attention: W. Townsend Ziebold, Jr.
                            Telephone: (212) 969-2700

                                    Copy to:

                                Peter Lyons, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                          New York, New York 10022-6069
                            Telephone: (212) 848-4000
                    ----------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 20, 1996
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

                              (Page 1 of 26 Pages)

-------------------------------            ------------------------------------
CUSIP No.  018593 10 3                           Page    2    of   26     Pages
-------------------------------            ------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON

          Cypress Ventures, Inc.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3902912
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, U.S.A.
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER

      SHARES                9,504,766*
                  --------------------------------------------------------------
   BENEFICIALLY       8    SHARED VOTING POWER

     OWNED BY               0
                  --------------------------------------------------------------
       EACH           9    SOLE DISPOSITIVE POWER

     REPORTING             9,504,766*
                  --------------------------------------------------------------
    PERSON WITH      10   SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            9,504,766*
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.50%*
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          HC, CO
--------------------------------------------------------------------------------

* Includes 2,904,766 shares of Common Stock transferred on August 30, 1996 by Wasserstein & Co., Inc. to Cypress Ventures, Inc. Also includes shares of Common Stock to be received by Cypress Ventures, Inc., a wholly owned subsidiary of Wasserstein & Co., Inc., upon conversion of Series B Convertible Preferred Stock and Exchangeable Notes held by Cypress Ventures, Inc. into Common Stock of the Company (see Item 5 below). Such securities may be converted into Common Stock at any time following approval of the holders of Common Stock of the Company. Pursuant to voting arrangements, holders of a majority of the outstanding shares of Common Stock of the Company have agreed to vote in favor of such conversion (see Item 6 below).

-------------------------------            ------------------------------------
CUSIP No.  018593 10 3                           Page    3    of   26     Pages
-------------------------------            ------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON

          Wasserstein & Co., Inc.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           13-3903212
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, U.S.A.
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER

      SHARES                0*
                  --------------------------------------------------------------
   BENEFICIALLY       8    SHARED VOTING POWER

     OWNED BY               0
                  --------------------------------------------------------------
       EACH           9    SOLE DISPOSITIVE POWER

     REPORTING             0*
                  --------------------------------------------------------------
    PERSON WITH      10   SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0*
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%*
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          HC, CO
--------------------------------------------------------------------------------

* On August 30, 1996, Wasserstein & Co., Inc. transferred all of its shares of Common Stock in the Company to a wholly owned subsidiary, Cypress Ventures, Inc. Wasserstein & Co., Inc. may be deemed the indirect beneficial owner of the shares of Common Stock owned for itself by Cypress Ventures, Inc.

-------------------------------            ------------------------------------
CUSIP No.  018593 10 3                           Page    4    of   26     Pages
-------------------------------            ------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON

          Wasserstein Perella Group, Inc.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   13-3447267
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

           OO, WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, U.S.A.
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER

      SHARES               0*
                  --------------------------------------------------------------
   BENEFICIALLY       8    SHARED VOTING POWER

     OWNED BY              0
                  --------------------------------------------------------------
       EACH           9    SOLE DISPOSITIVE POWER

     REPORTING            *
                  --------------------------------------------------------------
    PERSON WITH      10   SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0*
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0*
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          HC
--------------------------------------------------------------------------------

* Wasserstein & Co., Inc. and Cypress Ventures, Inc are wholly owned subsidiaries of Wasserstein Perella Group, Inc. and Wasserstein & Co., Inc., respectively. Wasserstein & Co., Inc. has a 99% membership interest in WP Management Partners, L.L.C., the sole general partner of U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P., the remaining 1% membership interest being owned by Cypress Ventures, Inc. As a result, Wasserstein Perella Group, Inc., may be deemed the indirect beneficial owner of the shares of Common Stock owned for itself by Wasserstein & Co., Inc. and held by WP Management Partners, L.L.C. on behalf of U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P., of which it is the sole general partner. Wasserstein Perella Group, Inc. may be deemed the indirect beneficial owner of the shares of Common Stock owned for itself by Cypress Ventures, Inc.

-------------------------------            ------------------------------------
CUSIP No.  018593 10 3                           Page    5    of   26     Pages
-------------------------------            ------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON

          WP Management Partners, L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   13-3891498
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

           OO, WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, U.S.A.
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER

      SHARES                4,903,162*
                  --------------------------------------------------------------
   BENEFICIALLY       8    SHARED VOTING POWER

     OWNED BY               0
                  --------------------------------------------------------------
       EACH           9    SOLE DISPOSITIVE POWER

     REPORTING              4,903,162*
                  --------------------------------------------------------------
    PERSON WITH      10    SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,903,162*
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |X|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.55%*
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

* WP Management Partners, L.L.C. is holding its shares of Common Stock of the Company on behalf of U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P., of which it is the sole general partner. The calculation of percentage ownership includes 6,600,000 shares of Common Stock of the Company that would be received by Cypress Ventures, Inc. upon conversion of all shares of Series B Convertible Preferred Stock and all Exchangeable Notes held by it (see item 5 below).

-------------------------------------     -------------------------------------
CUSIP No.            018593 10 3               Page    6    of    26   Pages
-------------------------------------     -------------------------------------

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON

          U.S. Equity Partners, L.P.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   13-3891500
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                       (b) |X|

-------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

           OO, WC
-------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, U.S.A.
-------------------------------------------------------------------------------
      NUMBER OF        7   SOLE VOTING POWER

                            0*
       SHARES          --------------------------------------------------------
                       8   SHARED VOTING POWER

     BENEFICIALLY           0
                       --------------------------------------------------------
       OWNED BY        9   SOLE DISPOSITIVE POWE

        EACH                0*
                       --------------------------------------------------------
      REPORTING       10   SHARED DISPOSITIVE POWER

     PERSON WITH            0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0*
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |X|
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0*
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
-------------------------------------------------------------------------------

* WP Management Partners, L.L.C. is holding its shares of Common Stock of the Company on behalf of U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P., of which it is the sole general partner.

-------------------------------------     -------------------------------------
CUSIP No.            018593 10 3               Page    7    of   26    Pages
-------------------------------------     -------------------------------------

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON

          U.S. Equity Partners, L.P.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                       (b) |X|

-------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

           OO, WC
-------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, U.S.A.
-------------------------------------------------------------------------------
      NUMBER OF        7   SOLE VOTING POWER

                            0*
       SHARES          --------------------------------------------------------
                       8   SHARED VOTING POWER

     BENEFICIALLY           0
                       --------------------------------------------------------
       OWNED BY        9   SOLE DISPOSITIVE POWE

        EACH                0*
                       --------------------------------------------------------
      REPORTING       10   SHARED DISPOSITIVE POWER

     PERSON WITH            0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0*
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |X|
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0*
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
-------------------------------------------------------------------------------

* WP Management Partners, L.L.C. is holding its shares of Common Stock of the Company on behalf of U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P., of which it is the sole general partner.

               This Amendment and Restatement No. 1 amends and restates in its entirety the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 28, 1996 (the "Schedule 13D") by (i) Wasserstein Perella Group, Inc., a Delaware corporation ("WPG"), (ii) Mr. Alvin
N. Teller ("Mr. Teller"), (iii) Wasserstein & Co., Inc., a Delaware corporation ("WCI"), (iv) WP Management Partners, L.L.C., a Delaware limited liability company ("WPMP"), acting on behalf of U.S. Equity Partners, L.P., a Delaware limited partnership ("USEP Delaware"), and U.S. Equity Partners (Offshore), L.P., a Cayman Islands limited partnership ("USEP Offshore"), (v) USEP Delaware and (vi) USEP Offshore, as amended by Amendment No. 1 filed with the Commission on September 4, 1996. For a description of the relationship among the parties to the Schedule 13D, see Item 2 below.

Item 1.  Security and Issuer.

               This Statement relates to (i) shares of common stock, par value $0.0001 per share (the "Common Stock"), (ii) shares of Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock") and
(iii) notes exchangeable into shares of Series B Preferred Stock (the "Exchangeable Notes"), of Alliance Entertainment Corp. (the "Company"). The Company is a corporation organized under the laws of the state of Delaware, and has its principal executive offices located at 110 East 59th Street, New York, New York 10022. The Common Stock is traded on the New York Stock Exchange under the ticker CDS.

               The shares of Common Stock to which this statement relates were transferred on August 27, 1996 pursuant to the terms of the Stock Acquisition and Merger Agreement, dated as of August 15, 1996 and previously filed as
Exhibit 1 hereto (the "Merger Agreement"), among WCI, Mr. Teller, Red Ant Box Inc., a Delaware corporation wholly owned by Mr. Teller ("Red Ant Box"), USEP Delaware, USEP Offshore (USEP Delaware and USEP Offshore are together referred to as "USEP"), the Company and Alliance Acquisition Co., Inc., a Delaware corporation ("Acquisition Sub"). As a result of the transactions consummated pursuant to the Merger Agreement, WCI held 2,220,266 shares of Common Stock, Mr. Teller held 760,823 shares of Common Stock and WPMP, the general partner of each of USEP Delaware and USEP Offshore, held 3,737,662 shares of Common Stock on behalf of USEP. WPMP received shares of Common Stock on behalf of USEP per the terms of an instruction letter addressed to the Company and Messrs. Joseph J. Bianco ("Mr. Bianco") and Anil K. Narang ("Mr. Narang") previously filed as
Exhibit 7 hereto.

               In addition, on August 27, 1996, WCI and USEP, pursuant to Stock Purchase Agreements, dated as of August 15, 1996, with each of Messrs. Bianco and Narang, respectively the CEO and the President of the Company (the "Stock Purchase Agreements"), purchased from Mr. Bianco 499,500 and 850,500 shares of Common Stock, respectively, and from Mr. Narang of 185,000 and 315,000 shares of Common Stock, respectively (see Item 6 below). WPMP holds shares of Common Stock on behalf of USEP per the terms of an instruction letter addressed to the Company and Messrs. Bianco and Narang previously filed as Exhibit 7 hereto. The Stock Purchase Agreements were previously filed as Exhibits 2 and 3 hereto. On August 30, 1996 WCI transferred all of the shares of Common Stock owned by it to Cypress Ventures, Inc., a Delaware corporation and a wholly owned subsidiary of WCI ("CVI").

               In connection with the Merger Agreement and the Stock Purchase Agreements, Messrs. Bianco, Teller, John Friedman, Peter Kaufmann, Elliot B. Newman and Robert O. Marx, Bain Capital, Inc. ("BCI"), BT Capital Partners, Inc., a Delaware corporation ("BTCP"), USEP and WCI entered into a Voting Agreement, dated as of August 15, 1996 (the "Voting Agreement"), previously filed as Exhibit 4 hereto, in their capacity as stockholders of the Company (see
Item 6 below). On December 20, 1996, the parties to the Voting Agreement terminated the Voting Agreement and entered into a new Voting Agreement, dated as of December 20, 1996, and filed as Exhibit 10 hereto (the "New Voting Agreement") (see Item 6 below).

               Pursuant to the terms of a Purchase Agreement, dated as of December 20, 1996, and filed as Exhibit 9 hereto (the "Purchase Agreement"), among the Company, WCI, CVI and BTCP, the Company issued (i) 57,500 shares (the "Series B Shares") of Series B Preferred Stock to CVI for an aggregate price of $5,000,000, (ii) $2,500,000 in principal amount (the "CVI Exchangeable Notes") of Exchangeable Notes to CVI at a price of 100% of the principal amount thereof, and (iii) $7,500,000 in principal amount of Exchangeable Notes to BTCP (see Item 6 below).

Item 2.  Identity and Background.

               (a) This Statement is being filed by (i) Wasserstein Perella Group, Inc., a Delaware corporation ("WPG"), (ii) WCI, (iii) WPMP, acting on behalf of USEP, (iv) USEP Delaware, (v) USEP Offshore and (vi) CVI. Mr. Teller, WCI, WPMP and CVI are referred to collectively as the "Holders". WPG, WCI, USEP, WPMP and CVI are referred to collectively as the "Reporting Persons". WPG is the sole stockholder of WCI which, in turn, has a 99% membership interest in WPMP; WCI is the sole stockholder of CVI; CVI has a 1% membership interest in WPMP. WPMP is the sole general partner of USEP Delaware and USEP Offshore.

               (b) USEP Offshore has its principal office located at c/o Caledonia Bank & Trust Limited, P.O. Box 1043, Georgetown, Grand Cayman, Cayman Islands, B.V.I. The address of the principal business and office of the other Reporting Persons is 31 West 52nd Street, 27th Floor, New York, New York 10019-6163.

               Schedule I hereto, which is incorporated herein by reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors, executive officers and general partners of WPG, WCI, WPMP, CVI, USEP Delaware and USEP Offshore.

               (c) The principal business of WPG is to engage, through its subsidiaries, in merchant banking, investment banking and securities brokerage activities. The principal business of WPMP is to act as general partner of certain partnerships affiliated with WPG. The principal business of CVI is to engage in merchant banking and venture capital activities. The principal business of WCI and USEP is to engage in merchant banking activities.

               (d)-(e) None of the Reporting Persons and, to their knowledge, none of the persons identified in Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

               Prior to August 27, 1996 (the "Merger Closing Date"), Red Ant Holdings, Inc., a Delaware corporation ("Red Ant Holdings") and Red Ant Box held respectively a 60% membership interest and a 40% membership interest in Red Ant, L.L.C., a Delaware limited liability company ("Red Ant"). Pursuant to the terms of the Merger Agreement, the shares of Red Ant Holdings and Red Ant Box were exchanged for shares of Common Stock. Under the Merger Agreement, on the Merger Closing Date, WCI and WPMP (acting on behalf of USEP) contributed $12,000,000 to Red Ant. WCI and USEP have agreed to contribute $5,000,000 to Red Ant within six months following the Merger Closing Date (see Item 6 below). On the Merger Closing Date, WCI and WPMP (acting on behalf of USEP) also paid an aggregate of $11,100,000 in cash to Messrs. Bianco and Narang in connection with the stock purchases contemplated by the Stock Purchase Agreements.

               The source of funds of WCI, for its contributions to Red Ant Holdings and purchases of shares of Common Stock from Messrs. Bianco and Narang, was its working capital. The source of funds of USEP, for its contributions to Red Ant Holdings and purchases of shares of Common Stock from Messrs. Bianco and Narang, was a pool of capital raised for transactions of this type.

               Pursuant to the terms of the Purchase Agreement, CVI paid to the Company $5,000,000 for the Series B Shares and $2,500,000 for the CVI Exchangeable Notes. The source of funds for these purchases was CVI's working capital.

Item 4.  Purpose of the Transaction.

               The principal purposes of the transactions described under Item 3 above were (i) the acquisition of an equity stake in the Company, (ii) participation in the management of the Company and (iii) the combination of the Company's business with the business of Red Ant. Pursuant to the Purchase Agreement, WCI will have the right to designate four Directors and BTCP will have the right to designate two Directors upon the resignation of six Directors from the Board of Directors of the Company. Pursuant to the Merger Agreement, WCI has previously designated two Directors. Upon designation of the four Directors by WCI as contemplated by the Purchase Agreement, six of the thirteen Directors of the Company will be WCI designees. In the event BTCP does not participate with WCI in a standby purchase commitment in connection with the Rights Offering, one of the BTCP designated Directors will resign and WCI will be entitled to designate another Director, thereby making a majority of the Directors WCI designees. Pursuant to the Purchase Agreement, WCI is also entitled to designate a Co-Chairman of the Board of Directors and participate in the selection of two of the senior executives of the Company. For a more detailed description of the above arrangements, see Item 6 below.

               The Reporting Persons from time to time intend to review their investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. A Reporting Person may acquire Common Stock or other securities of the Company either in the open market or in privately negotiated transactions. Similarly, a Reporting Person may determine to dispose of some or all of the Company's securities currently owned by it or otherwise acquired by it either in the open market (subject to applicable legal restrictions) or in privately negotiated transactions.

               Except as set forth above, the Reporting Persons have not formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than (i) the issuance of Contingent Shares pursuant to the Merger Agreement (see Item 6 below) or (ii) transactions involving shares of the Company's Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock"), contemplated by the Purchase Agreement (see Item 6 below), (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, except as described in Item 6 below, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Company by any person, except as described in Item 6 below, (h) causing a class of securities of the Company to be deregistered or delisted, (i) a class of equity securities of the Company becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.  Interest in the Securities of the Issuer.

               (a) Immediately after the Merger Closing Date, and as a result of the Merger Agreement and the Stock Purchase Agreements, WCI, USEP and Mr.Teller held 2,904,766, 4,903,162 and 760,823 shares of Common Stock, respectively, representing 5.66%, 9.55% and 1.70% of the total number of issued and outstanding shares of Common Stock, respectively. On August 30, 1996, WCI transferred 2,904,766 shares of Common Stock to CVI.

               As a result of the Purchase Agreement, CVI holds the Series B Shares and the CVI Exchangeable Notes. The CVI Exchangeable Notes are exchangeable for Series B Preferred Stock with an equivalent Liquidation Value (as defined below), and currently may be exchangeable for 25,000 shares of Series B Preferred Stock. CVI may therefore be deemed to beneficially own, in the aggregate, 82,500 shares of Series B Preferred Stock.

               Subject to prior approval by the holders of the outstanding Common Stock, CVI may convert all or part of its shares of Series B Preferred Stock into such number of fully paid and non-assessable shares of Common Stock determined by multiplying the number of shares of Series B Preferred Stock to be converted by a ratio of the Liquidation Value per share of the Series B Preferred Stock divided by an initial Conversion Price of $1.25 (which Conversion Price is subject to adjustments in certain circumstances to prevent dilution). If all shares of Series B Preferred Stock beneficially owned by CVI were to be converted to shares of Common Stock, CVI would beneficially own 6,600,000 shares of Common Stock, representing 12.85% of the total number of issued and outstanding shares of Common Stock. CVI may be deemed to beneficially own 9,504,766 shares of Common Stock, representing 18.50% of the total number of issued and outstanding shares of Common Stock.

               In computing the percentage ownership of Common Stock for the purposes of this Schedule 13D, the Reporting Persons have relied on the quarterly report on Form 10-Q for the fiscal quarter ended September 30, 1996 (File No. 1-13054) in which the Company reported that as of November 11, 1996, there were 44,764,853 shares of Common Stock outstanding. In performing such calculations with respect to WCI and USEP, an additional 6,600,000 shares of Common Stock were added to the number of shares of Common Stock outstanding as reported by the Company to reflect the number of shares of Common Stock that would be received by CVI upon conversion of the Series B Shares and the CVI Exchangeable Notes. Randall J. Weisenburger and W. Townsend Ziebold, Jr. each own options currently exercisable or exercisable within 60 days after the date hereof to purchase from the Company 10,000 shares of Common Stock at an exercise price of $5.75. To the best knowledge and belief of the Reporting Persons, no other person listed on Schedule I hereto beneficially owns any shares of Common Stock.

               As a parent of WCI, WPG may be deemed to be the indirect beneficial owner of all shares of Common Stock owned by WCI, CVI, USEP Delaware and USEP Offshore. As the sole general partner of USEP Delaware and USEP Offshore, WPMP may be deemed the indirect beneficial owner of all shares of Common Stock owned by USEP Delaware and USEP Offshore.

               (b) Each Holder has sole power to dispose of its shares of Common Stock. With the exception of the restrictions on voting provided in the Voting Agreement, each holder has sole power to vote its shares of Common Stock.

               (c) To the best knowledge of the Reporting Persons, none of the persons named in Schedule I attached hereto has effected any transactions in securities of the Company during the past 60 days.

               (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

               (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

               A. Merger Agreement

                  Pursuant to the Merger Agreement, on the Merger Closing Date:
(i) Acquisition Sub was merged into Red Ant Box; (ii) the shares of Red Ant Box held by Mr. Teller were cancelled and converted into 760,823 shares of Common Stock; and (iii) WCI and USEP received, in aggregate, 5,957,928 newly issued shares of Common Stock in exchange for their shares of Red Ant Holdings. Pursuant to the terms of the Merger Agreement, WCI and WPMP (acting on behalf of USEP) contributed $12,000,000 to Red Ant on the Merger Closing Date and agreed to contribute $5,000,000 to Red Ant within six months following the Merger Closing Date. The Merger Agreement contains customary representations and warranties. It also contains customary conditions to closing, all of which, including the expiration of all applicable waiting periods under the Hart-Scott Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and that certain amendments to the By-laws of the Company be adopted, were satisfied or waived on or prior to the Merger Closing Date.

                  The Merger Agreement provides for deferred, contingent payments in shares of Common Stock within a period of four years to WCI, USEP and Mr. Teller in the event that the price of the Common Stock of the Company reaches certain thresholds. It also provides that so long as WCI, its affiliates and Mr. Teller retain ownership of certain numbers of shares of Common Stock, they will have (i) approval rights in connection with certain transactions involving the Company and (ii) the right to designate a specified number of directors of the Company. Pursuant to the terms of the Purchase Agreement however, the Merger Agreement was amended to delete the right mentioned in the previous sentence regarding approval by WCI, its affiliates and Mr. Teller of certain transactions involving the Company.

                  The Merger Agreement provides for certain amendments to the By-laws of the Company. These amendments primarily related to the creation of a Finance Committee of the Board of Directors of the Company, which must consider or approve certain matters relating to the bank financing and equity issuances of the Company.

               B. Stock Purchase Agreement

                  Pursuant to the Stock Purchase Agreements: (i) WCI purchased 499,500 shares of Common Stock from Mr. Bianco and 185,000 shares of Common Stock from Mr. Narang; and (ii) USEP purchased 850,500 shares of Common Stock from Mr. Bianco and 315,000 shares of Common Stock from Mr. Narang.

                  Under the terms of the Merger Agreement, the Company granted WCI, USEP and Mr. Teller the right to have all or part of their shares of Common Stock registered upon request or incidentally to the registration by the Company of any of its securities.

               C. Voting Agreement

                  The Voting Agreement provided that the parties thereto would vote for (a) the approval of the conversion rights of the Series A Convertible Preferred Stock of the Company, (b) the approval of the Company's issuance of Common Stock pursuant to any party's exercise of such conversion rights, (c) transactions contemplated in the Merger Agreement, including the issuance of contingent shares and (d) the election of Directors designated by BTCP, BCI and Mr. Bianco. At a special meeting of stockholders of the Company held on October 29, 1996, approval was obtained for items (a), (b) and (c) above.

                  On December 20, 1996, the Voting Agreement was terminated and the New Voting Agreement was executed, which provides that the parties thereto vote in favor of the authorization of (a) the conversion of the Series B Shares and the Series C Shares into Common Stock and (b) the voting rights of the Series B Shares and the Series C Shares. The parties to the New Voting Agreement hold voting power with respect to more than 50% of the outstanding shares of Common Stock and accordingly can ensure approval of the matters set forth in clauses (a) and (b) above. The Reporting Persons disclaim expressly that they have formed a group among themselves. The Reporting Persons also expressly disclaim that they have formed a group with the other parties to the New Voting Agreement.

               D. Employment Agreement and Stock Option Agreement.

                  On August 15, 1996, Mr. Teller and the Company entered into a 5-year employment agreement and a stock option agreement. The employment agreement provides for a base salary, stock options to purchase up to 5,000,000 shares of Common Stock and various other benefits that are customary for this type of position. Under the stock option agreement, Mr. Teller was granted the right to purchase up to an additional 5,000,000 of Common Stock. The stock option agreement was previously filed as Exhibit 5 hereto. Pursuant to the 1996 Restricted Stock Plan, previously filed as Exhibit 8 hereto, Mr. Teller may be awarded up to 500,000 shares of Common Stock, contingent upon the price of the Common Stock remaining at or above certain price levels. On December 20, 1996, the employment agreement was amended, which amendment is attached as Exhibit 11 hereto, to grant WCI and BTCP the exclusive right to nominate candidates to be considered for the position of Executive Vice President - Finance, subject to Mr. Teller's consent, which consent will not be unreasonably withheld, and Mr. Teller retained the exclusive power to nominate a candidate to be considered as the executive in charge of distribution operations or logistics, subject to the consent of WCI and BTCP, which consent will not be unreasonably withheld.

               E. Purchase Agreement

               Pursuant to the Purchase Agreement, the Company issued (i) 57,500 shares of Series B Preferred Stock to CVI for an aggregate price of $5,000,000,
(ii) $2,500,000 in Exchangeable Notes to CVI at a price of 100% of the principal amount thereof, and (iii) $7,500,000 in Exchangeable Notes to BTCP at a price of 100% of the principal amount thereof. In addition, the Purchase Agreement provides that WCI will act as lead manager of and provide a standby purchase commitment in connection with a rights offering (the "Rights Offering") to the holders of Common Stock as of a yet to be determined record date to subscribe for an aggregate of approximately 3,500,000 shares (the "Series C Shares") of its Series C Preferred Stock. The liquidation value of the Series C Preferred Stock is $10 per share and, accordingly, the Rights Offering and standby purchase commitment are expected to raise approximately $35,000,000. BTCP has the option to participate in the standby purchase commitment and purchase the sum of (a) 50% of the Series C Shares not subscribed for in the Rights Offering and (b) 50% of the aggregate number of share of Series C Preferred Stock subscribed for by BTCP and WCI.

                  The purchase of the Series C Shares by WCI is conditioned upon
(i) the Company's Third Amended and Restated Credit Agreement being amended in a manner reasonably satisfactory to WCI, CVI and BTCP, (ii) 1,750,000 shares of Series C Preferred Stock being purchased, pursuant to the Rights Offering or otherwise, by persons other than WCI, (iii) there being no material adverse change in the Company, (iv) the expiration of all applicable waiting periods under the HSR Act and (v) certain other customary conditions.

               The Liquidation Value of the Series B Preferred Stock is $100 per share, and shares of Series B Preferred Stock may be converted into such number of fully paid and non-assessable shares of Common Stock determined by multiplying the number of shares of Series B Preferred Stock to be converted by a ratio of the Liquidation Value per share of the Series B Preferred Stock divided by an initial Conversion Price of $1.25 (which Conversion Price is subject to adjustments in certain circumstances to prevent dilution). Holders of Series B Preferred Stock are entitled to dividends of 6% per annum payable in whole shares of Series B Preferred Stock having a Liquidation Value equal in amount to such dividend. Subject to the approval of the holders of Common Stock (see Section C above), the holders of Series B Preferred Stock are entitled to vote on an "as converted basis" as a single class with the holders of Common Stock. The Company may not, without the prior affirmative vote or written consent of the holders of a majority of the shares of Series B Preferred Stock outstanding at such time: (i) increase the number of authorized or issued shares of Series B Preferred Stock; or (ii) declare any cash dividend, redeem or purchase any other equity securities of the Company. Shares of Series B Preferred Stock may be redeemed for their Liquidation Value in cash, pro rata to the percentage of shares held by each holder thereof, by the Company at any time after December 20, 2003. The Series B Preferred Stock is senior to the Series C Preferred Stock and ranks pari passu with the Series A Convertible Preferred Stock par value $0.01 per share, of the Company (the "Series A Preferred Stock"). The Certificate of Designation of the Series B Preferred Stock is attached as Exhibit 13 hereto.

               All or a portion of the principal amount of the Exchangeable Notes may be exchanged for shares of Series B Preferred Stock with an equivalent Liquidation Value at any time at the option of the Holder thereof. The Exchangeable Notes accrue interest at the rate of 6% per annum, payable in Exchangeable Notes, and mature on December 31, 2001. The Exchangeable Notes may be partially redeemed by the Company (i) to comply with the terms of the Company's 11 1/4% Senior Subordinated Note Indenture (the "Indenture") or (ii) with the consent of the note holders (which consent will not be unreasonably withheld), if the Company believes in good faith that it is necessary to redeem Exchangeable Notes in order to appropriately increase the availability of additional borrowings permitted under the Indenture. The form for the Exchangeable Note is attaced as Exhibit 14 hereto.

               The Liquidation Value of the Series C Preferred Stock is $10 per share, and shares of Series C Preferred Stock may be converted into such number of fully paid and non-assessable shares of Common Stock determined by multiplying the number of shares of Series C Preferred Stock to be converted by a ratio of the Liquidation Value per share of the Series C Preferred Stock divided by an initial conversion price to be determined prior to the commencement of the Rights Offering (which Conversion Price is subject to adjustments in certain circumstances to prevent dilution). Holders of Series C Preferred Stock are entitled to dividends of 6% per annum payable in whole shares of Series C Preferred Stock having a Liquidation Value equal in amount to such dividend. The holders of Series C Preferred Stock are entitled to vote on an "as converted basis" as a single class with the holders of Common Stock. The Series C Preferred Stock will also be entitled to a class vote on certain matters in accordance with New York Stock Exchange guidelines. Shares of Series C Preferred Stock may be redeemed for their Liquidation Value in cash, pro rata to the percentage of shares held by each holder thereof, by the Company at any time after December 20, 2003. The Series C Preferred Stock may also be redeemed in the event the Common Stock trades on the New York Stock Exchange above certain thresholds or in the event of extraordinary transactions. The Series C Preferred Stock ranks junior to the Series B Preferred Stock and the Series A Preferred Stock. The Certificate of Designation of the Series C Preferred Stock is attached as Exhibit 15 hereto.

               Pursuant to the terms of the Purchase Agreement, six Directors will resign from the Board of Directors of the Company, and will be replaced by four Directors designated by WCI and two Directors designated by BTCP. In the event BTCP does not participate with WCI in the standby purchase commitment, as described above, one of the BTCP designated Directors will resign and WCI will be entitled to designate a replacement. In connection with the Purchase Agreement, the By-laws of the Company were amended to provide that the Co-Chairman of the Board of Directors of the Company will be Mr. Teller and a Director designated by WCI. The Revised and Restated By-laws of the Company effective as of December 20, 1996 are attached as Exhibit 12 hereto.

Item 7.  Material to be Filed as Exhibits.

         INDEX TO EXHIBITS

Exhibit
No.          Description

1 Stock Acquisition and Merger Agreement dated as of August 15, 1996, among Wasserstein & Co., Inc., Mr. Alvin N. Teller, Red Ant Box Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P., Alliance Entertainment Corp. and Alliance Acquisition Co., Inc. (previously filed on August 28, 1996 with Statement on Schedule 13D for Alliance Entertainment Corp.)

2 Stock Purchase Agreement dated as of August 15, 1996, among Wasserstein & Co., Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P. and Mr. Joseph J. Bianco (previously filed on August 28, 1996 with Statement on Schedule 13D for Alliance Entertainment Corp.)

3 Stock Purchase Agreement dated as of August 15, 1996, among Wasserstein & Co., Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P. and Mr. Anil V. Narang (previously filed on August 28, 1996 with Statement on Schedule 13D for Alliance Entertainment Corp.)

4 Voting Agreement dated as of August 15, 1996, among Joseph J. Bianco, John H. Friedman, Peter Kaufmann, Elliot B. Newman, Robert O. Marx, Alvin N. Teller, Bain Capital, Inc., BT Capital Partners, Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P. and Wasserstein & Co., Inc. (previously filed on August 28, 1996 with Statement on Schedule 13D for Alliance Entertainment Corp.)

5        Stock Option Agreement dated as of August 15, 1996, between Alvin N.
         Teller and Alliance Entertainment Corp. (previously filed on August 28, 1996 with Statement on Schedule 13D for Alliance Entertainment Corp.)

6        Joint Filing Agreement among Wasserstein Perella Group, Inc., Alvin N.
         Teller, Wasserstein & Co., Inc. and WP Management Partners, L.L.C., acting on behalf of U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P. (previously filed on August 28, 1996 with Statement on
         Schedule 13D for Alliance Entertainment Corp.)

7 Instruction Letter dated as of August 27, 1996, from WP Management Partners, L.L.C., U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P. to Alliance Entertainment Corp., Joseph J. Bianco and Anil K. Narang (previously filed on August 28, 1996 with Statement on
         Schedule 13D for Alliance Entertainment Corp.)

8 Alliance Entertainment Corp. - 1996 Restricted Stock Plan - Award to Alvin N. Teller (previously filed on August 28, 1996 with Statement on
         Schedule 13D for Alliance Entertainment Corp.)

9 Purchase Agreement dated as of December 20, 1996, among Alliance Entertainment Corp., Wasserstein & Co., Inc., Cypress Ventures, Inc. and BT Capital Partners, Inc.

10 Voting Agreement dated as of December 20, 1996, among Joseph J. Bianco, Alvin N. Teller, Bain Capital, Inc., BCI Growth III, L.P., BCI Growth IV, L.P., BT Capital Partners, Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P., Cypress Ventures, Inc., Wasserstein & Co., Inc., Peter Kaufmann, R. Tobias Knobel, John H. Friedman, Robert
         O. Marx, Elliot B. Newman and Terence Shand

11 Amendment to Employment Agreement of Alvin N. Teller dated as of December 20, 1996, between Alliance Entertainment Corp. and Alvin N. Teller

12 Revised and Restated By-laws of Alliance Entertainment Corp. effective as of December 20, 1996

13 Certificate of Designation of Alliance Entertainment Corp. Series B Convertible Preferred Stock, par value $0.01 per share

14 Form of 6% Exchangeable Note due December 31, 2001 of Alliance Entertainment Corp.

15 Certificate of Designation of Alliance Entertainment Corp. Series C Convertible Preferred Stock, par value $0.01 per share

16 Joint Filing Agreement among Wasserstein Perella Group, Inc., Wasserstein & Co., Inc., Cypress Ventures, Inc. and WP Management Partners, L.L.C., acting on behalf of U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P.

                                    Signature


               After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of the other undersigned.

Date:     December  26, 1996                 WASSERSTEIN PERELLA GROUP, INC.



                                             By /s/ James C. Kingsbery
                                               --------------------------------
                                                  Name: James C. Kingsbery
                                                  Title: Chief Financial Officer
                                                           and Secretary


                                             WASSERSTEIN & CO. INC.


                                            By /s/ James C. Kingsbery
                                               --------------------------------
                                                  Name: James C. Kingsbery
                                                  Title: Secretary and Treasurer


                                            WP MANAGEMENT PARTNERS, L.L.C.


                                            By /s/ James C. Kingsbery
                                               --------------------------------
                                                  Name: James C. Kingsbery
                                                  Title: Secretary


                                            CYPRESS VENTURES, INC.


                                            By /s/ James C. Kingsbery
                                               --------------------------------
                                                  Name: James C. Kingsbery
                                                  Title: Secretary and Treasurer

                                          U.S. EQUITY PARTNERS, L.P.

                                          By WP MANAGEMENT PARTNERS, L.L.C.
                                             ---------------------------------
                                                 Its Sole General Partner


                                          By  /s/ James C. Kingsbery
                                             ---------------------------------
                                                Name: James C. Kingsbery
                                                Title: Secretary



                                          U.S. EQUITY PARTNERS (OFFSHORE), L.P.

                                          By WP MANAGEMENT PARTNERS, L.L.C.
                                             ---------------------------------
                                                 Its Sole General Partner


                                          By /s/  James C. Kingsbery
                                             ---------------------------------
                                                Name: James C. Kingsbery
                                                Title: Secretary

                                                                     SCHEDULE I
                                                                     ----------



                           Information with Respect to
           Directors and Executive Officers of WPG, WCI, WPMP and CVI, Members of WPMP, and General Partners of USEP Delaware and USEP Offshore
    ------------------------------------------------------------------------


               Each of the individuals listed below is a United States citizen, except Mr. Takasu who is a citizen of Japan. The business address of each such individual is 31 West 52nd Street, 27th Floor, New York, New York 10019-6163.

WPG

         Directors. Certain information with respect to each of the directors is set forth below.

               Michael J. Biondi is Vice-President, Treasurer and Chief Operating Officer of WPG and is also a Director and a Vice President of CVI and WCI.

               Frederic M. Seegal is President of WPG.

               Bruce Wasserstein is Chairman of the Board and Chief Executive Officer of WPG.

               Kazuhiro Takasu


         Executive Officers. Certain information with respect to each of the executive officers who is not also a director is set forth below.

               Ashish Bhutani is Deputy Chairman of WPG.

               Vincent J. Capurso is a Vice President and Director of Taxes of WPG, WPMP, CVI and WCI.

               Lee Siegel is Assistant Secretary of CVI, General Counsel and Assistant Secretary of WPG and Assistant Secretary of WCI.

               James C. Kingsbery is Secretary and Treasurer of WCI and CVI, Secretary of WPMP and Chief Financial Officer and Secretary of WPG.

               John M. Donovan is Deputy General Counsel and Director of Compliance of WPG.

WCI

         Directors. Certain information with respect to each of the directors is set forth below.

               Michael J. Biondi is a Director, Vice President, Treasurer and Chief Operating Officer of WPG, a Director and a Vice President of CVI and Vice President of WCI.

               Randall J. Weisenburger is President and Chief Executive Officer of WPMP, a Director and a Vice President of CVI, and President and Chief Operating Officer of WCI.

               W. Townsend Ziebold, Jr. is a Vice President of WPMP, a Director and President of CVI, and a Vice President of WCI.

               George L. Majoros is a Vice President of WPMP and a Vice President of WCI.

         Executive Officers. Certain information with respect to each of the executive officers who is not also a director is set forth below.

               Vincent J. Capurso is a Vice President and Director of Taxes of WPG, WPMP, CVI and WCI.

               Lee Siegel is Assistant Secretary of CVI, General Counsel and Assistant Secretary of WPG and Assistant Secretary of WCI.

               James C. Kingsbery is Secretary and Treasurer of WCI and CVI, Secretary of WPMP and Chief Financial Officer and Secretary of WPG.

WPMP

         Members. Certain information with respect to each of the members is set forth below.

               CVI has a 1% membership interest in WPMP.

               WCI has a 99% membership interest in WPMP.

         Executive Officers. Certain information with respect to each of the executive officers is set forth below.

               Randall J. Weisenburger is President and Chief Executive Officer of WPMP, a Director and a Vice President of CVI and a Director, President and Chief Operating Officer of WCI.

               W. Townsend Ziebold, Jr. is a Vice President of WPMP, a Director and President of CVI, and a Director and a Vice President of WCI.

               George L. Majoros is a Vice President of WPMP and a Director and Vice President of WCI.

               Vincent J. Capurso is a Vice President and Director of Taxes of WPG, WPMP, CVI and WCI.

               Lee Siegel is Assistant Secretary of CVI, General Counsel and Assistant Secretary of WPG and Assistant Secretary of WCI.

               James C. Kingsbery is Secretary and Treasurer of WCI and CVI, Secretary of WPMP and Chief Financial Officer and Secretary of WPG.

               Robert Mersten is Assistant Secretary of WPMP.

CVI

         Directors. Certain information with respect to each of the directors is set forth below.

               W. Townsend Ziebold, Jr. is a Vice President of WPMP, a Director and a Vice President of WCI and President of CVI.

               Michael J. Biondi is a Director, Vice President, Treasurer and Chief Operating Officer of WPG, Vice President of CVI and a Director and a Vice President of WCI.

               Randall J. Weisenburger is President and Chief Executive Officer of WPMP, a Vice President of CVI, and Director, President and Chief Operating Officer of WCI.

         Executive Officers. Certain information with respect to each of the executive officers who is not also a director is set forth below.

               Vincent J. Capurso is a Vice President and Director of Taxes of WPG, WPMP, CVI and WCI.

               Lee Siegel is Assistant Secretary of CVI, General Counsel and Assistant Secretary of WPG, and Assistant Secretary of WCI.

               James C. Kingsbery is Secretary and Treasurer of WCI and CVI, Secretary of WPMP, and Chief Financial Officer and Secretary of WPG.

USEP DELAWARE

                   General Partner

                   WPMP is the sole general partner of USEP Delaware.

USEP OFFSHORE

                   General Partner

                   WPMP is the sole general partner of USEP Offshore.

                                INDEX TO EXHIBITS

Exhibit                                                              Sequential
   No.                          Description                            Page No.

1        Stock Acquisition and Merger Agreement dated as of August         *
         15, 1996, among Wasserstein & Co., Inc., Mr. Alvin N.
         Teller, Red Ant Box Inc., U.S. Equity Partners, L.P., U.S.
         Equity Partners (Offshore), L.P., Alliance Entertainment
         Corp. and Alliance Acquisition Co., Inc. (previously filed on August 28, 1996 with Statement on Schedule 13D for
         Alliance Entertainment Corp.)

2        Stock Purchase Agreement dated as of August 15, 1996, among       *
         Wasserstein & Co., Inc., U.S. Equity Partners, L.P., U.S.
         Equity Partners (Offshore), L.P. and Mr. Joseph J. Bianco (previously filed on August 28, 1996 with Statement on
         Schedule 13D for Alliance Entertainment Corp.)

3        Stock Purchase Agreement dated as of August 15, 1996, among       *
         Wasserstein & Co., Inc., U.S. Equity Partners, L.P., U.S.
         Equity Partners (Offshore), L.P. and Mr. Anil V. Narang
         (previously filed on August 28, 1996 with Statement on
         Schedule 13D for Alliance Entertainment Corp.)

4        Voting Agreement dated as of August 15, 1996, among Joseph        *
         J. Bianco, John H. Friedman, Peter Kaufmann, Elliot B.
         Newman, Robert O. Marx, Alvin N. Teller, Bain Capital, Inc.,
         BT Capital Partners, Inc., U.S. Equity Partners, L.P., U.S.
         Equity Partners (Offshore), L.P. and Wasserstein & Co., Inc. (previously filed on August 28, 1996 with Statement on
         Schedule 13D for Alliance Entertainment Corp.)

5        Stock Option Agreement dated as of August 15, 1996, between       *
         Alvin N. Teller and Alliance Entertainment Corp. (previously filed on August 28, 1996 with Statement on Schedule 13D for Alliance Entertainment Corp.)

6        Joint Filing Agreement among Wasserstein Perella Group,           *
         Inc., Alvin N. Teller, Wasserstein & Co., Inc. and WP
         Management Partners, L.L.C., acting on behalf of U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P.
         (previously filed on August 28, 1996 with Statement on
         Schedule 13D for Alliance Entertainment Corp.)

7        Instruction Letter dated as of August 27, 1996, from WP           *

         Management Partners, L.L.C., U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P. to Alliance
         Entertainment Corp., Joseph J. Bianco and Anil K. Narang
         (previously filed on August 28, 1996 with Statement on
         Schedule 13D for Alliance Entertainment Corp.)

8        Alliance Entertainment Corp. - 1996 Restricted Stock Plan -       *
         Award to Alvin N. Teller (previously filed on August 28,
         1996 with Statement on Schedule 13D for Alliance
         Entertainment Corp.)

9        Purchase Agreement dated as of December 20, 1996, among
         Alliance Entertainment Corp., Wasserstein & Co., Inc.,
         Cypress Ventures, Inc. and BT Capital Partners, Inc.

10       Voting Agreement dated as of December 20, 1996, among Joseph
         J. Bianco, Alvin N. Teller, Bain Capital, Inc., BCI Growth III, L.P., BCI Growth IV, L.P., BT Capital Partners, Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P., Cypress Ventures, Inc., Wasserstein & Co., Inc., Peter Kaufmann, R. Tobias Knobel, John H. Friedman, Robert O. Marx, Elliot B. Newman and Terence Shand

11 Amendment to Employment Agreement of Alvin N. Teller dated as of December 20, 1996, between Alliance Entertainment
         Corp. and Alvin N. Teller

12 Revised and Restated By-laws of Alliance Entertainment Corp. effective as of December 20, 1996

13 Certificate of Designation of Alliance Entertainment Corp. Series B Convertible Preferred Stock, par value $0.01 per share

14 Form of 6% Exchangeable Note due December 31, 2001 of Alliance Entertainment Corp.

15 Certificate of Designation of Alliance Entertainment Corp. Series C Convertible Preferred Stock, par value $0.01 per share

16 Joint Filing Agreement among Wasserstein Perella Group, Inc., Wasserstein & Co., Inc., Cypress Ventures, Inc. and WP Management Partners, L.L.C., acting on behalf of U.S. Equity Partners, L.P. and U.S. Equity Partners (Offshore), L.P.

*        Previously Filed.


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